July 22, 2010

David R. Humphrey
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington D.C., 20549

Re:	Excel Maritime Carriers Ltd
Form 20-F for the Year Ended December 31, 2009
Filed March 10, 2010
File No. 001-10137

Dear Mr. Humphrey:

Excel Maritime Carriers Ltd (the "Company") filed its annual report for the period ended December 31, 2009 (the "2009 Annual Report") with the U.S. Securities and Exchange Commission (the "Commission") on March 10, 2010.  On June 4, 2010, the Staff of the Commission (the "Staff") provided comments relating to the Company's 2009 Annual Report (the "First Comment Letter") and on June 17, 2010, the Company filed on EDGAR its letter responding to the First Comment Letter (the "First Response Letter"). On June 25, 2010, the Staff provided additional comments relating to the Company's 2009 Annual Report in response to the information provided by the Company in the First Response Letter (the "Second Comment Letter").  On behalf of the Company, we are hereby providing the Company's response to the Staff's comments set forth in the Second Comment Letter, which are, together with the Company's responses to them, set forth below.

Form 20-F (Fiscal Year Ended December 31, 2009)
Financial Statements

Note 2.  Significant Accounting Policies, page F-12

1.
We have reviewed your response to our prior comment 5.  We note the relative significance of your long-lived assets as well as their actual and potential impact upon compliance with your debt covenants.  In view of recent economic conditions, including the declines and fluctuations in charter rates and vessel values, please expand your disclosure under Critical Accounting Policies on page 51 to provide additional details about the key estimates and assumptions that you are using in your projections.  For example, please address your specific assumptions about growth rates, changes in profit margins and/or changes in costs and recovery values.  Indicate whether, why and to what degree assumptions have changed from those applied in prior periods.  Discuss the specific nature of the events and uncertainties that could have a negative impact upon your assumptions.  Finally, please address the potential implications of these assumptions, including whether your projections indicate that you may fall out of compliance with debt covenants.

Response:  In response to the Staff's comments, the Company will expand and amend its disclosure in its description of Critical Accounting Policies in the Company's 2009 Annual Report to include additional details about key estimates and assumptions used in its projections, consistency with prior periods and relative uncertainties around these assumptions and to address the potential implications of these assumptions with respect to the Company's revenue, profitability and compliance with debt covenants.

Note 5.  Transactions With Related Parties, page F-25

2.
We have reviewed your response to our prior comment 6, including your reference to the release dated September 30, 2008 issued jointly by the Staff and the Financial Accounting Standards Board.  As stated in the final paragraph of the release, clear and transparent disclosures are critical to providing investors with an understanding of the judgments made by management.  Given the nature and size of this transaction as well as the related party relationship of the contributors, we believe that significant additional disclosure is required.  Accordingly, please expand your disclosures in the footnotes and under Critical Accounting Policies to provide the detailed information furnished in your response to the staff.  Also provide additional information as needed to comply with the guidance included in the September 2008 letter issued by the Division of Corporation Finance.

Response:  In response to the Staff's comments, the Company will add additional disclosure in its description of Critical Accounting Policies in its 2009 Annual Report and in Note 5, Transaction with Related Parties, to the financial statements included in the Company's 2009 Annual Report, as furnished to the Staff in the First Response Letter and as needed to comply with the guidance included in the September 2008 letter issued by the Division of Corporation Finances.

3.	As a related matter, please refer us to any specific related disclosures included in your previously filed Forms 6-K.

Response:  The equity infusion in connection with the Company's amendment of its loan agreements is discussed in the Company's reports on Form 6-K submitted on the following dates:  4/1/2009; 4/9/2009; 4/30/2009; 5/22/2009; 6/1/2009; 6/1/2009; and 8/5/2009.  The discussion of the equity infusion in these reports is substantially similar to that reviewed and commented on by the Staff in the 2009 Annual Report.

Note 16.  Commitments and Contingencies, page F-39

4.
We have reviewed your response to our prior comment 8.  Please expand your discussion on page 43 of MD&A to clarify (i) whether you are a member of one or more P&I Clubs, and (ii) that each of the 13 P&I Clubs have capped their total exposure in the pooling arrangement, entered into between themselves and the International Group of P&I Clubs, at $4.25 billion.  Disclose, if true, that you are not a party to the pooling agreement, but that the P&I Club(s) to which you are a member are party to this agreement, and that your liability exposure is subject to calls payable to the P&I Club(s) based on their claim records as well as the claim records of all other members of the individual P&I Clubs and members of the pool of P&I Clubs composing the International Group.  State whether there is any cap on your liability exposure under this arrangement and quantify that cap, if applicable.  Please disclose the amount, if material, of such call payments made by you during each fiscal year in which financial statements are presented.  Item (a) of Note 16 should be expanded accordingly to discuss your potential P&I liability exposure that is in addition to any liability in excess of your $1 billion per vessel per incident oil pollution insurance coverage cap.

Response: :  In response to the Staff's comments, the Company will expand its discussion of its P&I insurance in the MD&A portion of the Company's 2009 Annual Report as requested by the Staff.  The Company respectfully advises the Staff that supplemental calls for 2007, 2008 and 2009 amounted to $0.3 million, $1.0 million and $0.6 million, respectively and are included in operating expenses in the consolidated financial statements for the three years ended December 31, 2009.  All such amounts are not material.  In addition, historically supplemental calls have ranged from 0%-40% of the Company annual insurance premiums, and in no year have exceeded $1.0 million.  However, the Company will expand the current discussion of Item (a) of Note 16 to comply with the above comment.

* * * * *
The Company acknowledges that: (i) it is responsible for the adequacy and the accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the information provided in this letter addresses the Staff's comments.  If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Anthony Tu-Sekine at (202) 661-7150.

Very truly yours,

SEWARD & KISSEL LLP

		By:	/s/ Gary J. Wolfe
Gary J. Wolfe

cc:	Beverly A. Singleton, Staff Accountant
Margery Reich, Senior Staff Accountant
J. Nolan McWilliams, Attorney-Advisor

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